First Community Corporation

5455 Sunset Blvd.

Lexington, South Carolina 29072

December 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Robert Arzonetti

Re:	First Community Corporation
Registration Statement on Form S-3
File No. 333-283896

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 4:00 p.m., Eastern Time, on Friday, December 20, 2024, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please confirm that event with our counsel, Brittany M. McIntosh of Nelson Mullins Riley & Scarborough LLP, by email at brittany.mcintosh@nelsonmullins.com or by telephone at (864) 373-2326.

Very truly yours,

/s/ D. Shawn Jordan

D. Shawn Jordan

Chief Financial Officer